SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on September 29, 2011

1. Date, Time and Venue: On September 29, 2011, at 10 a.m., in the headquarter of the Company, located at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: Call notice waived, due to the attendance of the totality of the members of the Company’s Board of Director, therefore, the instatement and approval quora  were verified.

3. Presiding Board: Chairman: Caio Racy Mattar. Secretary: Renata de Carvalho Fidale.

3.1. Resolutions: It was unanimously approved, without reservations, by all the Directors in attendance, to reelect Messrs. (i)  José Écio Pereira da Costa Júnior, Brazilian, married, business administrator and accountant, bearer of the identity card RG No. 4.762.308, issued by SSP/SP, and enrolled with the CPF/MF under No. 359.920.858-15, as Chairman of the Committee; (ii)  Richard L. Huber,  American, married, businessman, bearer of the identity card RNE No. W230612-E, enrolled with the CPF/MF under No. 020.363.638-49; and Miss (iii)   Maria Letícia de Freitas Costa, Brazilian, single, engineer, bearer of identity card RG No. 6.057.278-4 SSP/SP, enrolled with the CPF/MF under No. 050.952.788-58, as members of the Audit Committee, for the term of office which shall expire on September 9, 2013.

4. Closing: With no further matters to be discussed, these minutes were read, approved and signed by those attending the meeting. Signatures: Caio Racy Mattar (Chairman), Renata de Carvalho Fidale (Secretary). Directors:  Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss, José Écio Pereira da Costa Júnior, Wilson Amaral de Oliveira, Henri Phillipe Reichstul, Guilherme Affonso Ferreira, Maria Letícia de Freitas Costa and Odair Garcia Senra.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 29, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer